

05009874

82-03138

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 425 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 12 JULY 2005

11. Date company informed

14 JULY 2005

12. Total holding following this notification

130,867,072 ORDINARY SHARES

22,311,325 AMERICAN DESPOSITARY RECEIPTS (representing 89,245,300 underlying ordinary shares)

13. Total percentage holding of issued class following this notification

6.86%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

14 JULY 2005

82-03138

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 430 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 1 JULY 2005

11. Date company informed

11 JULY 2005

12. Total holding following this notification

140,480,107 ORDINARY SHARES

24,138,072 AMERICAN DESPOSITARY RECEIPTS (representing 96,552,288 underlying ordinary shares)

13. Total percentage holding of issued class following this notification

7.38%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

11 JULY 2005